Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave, WireIE Sign Supply Agreement as Demand Grows for Carrier Ethernet Services to Rural and Remote Locations

Three-year contract supports WireIE’s ongoing expansion through deployment of Horizon Compact, Compact + and Horizon Quantum

Ottawa, Canada, November 27, 2012 - DragonWave Inc., (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radios, today announced it has signed a new contract with its existing customer WireIE valued at approximately $1 million in the first year. WireIE is a growing Canadian wholesale network operator that has been deploying DragonWave equipment since its inception to bring Carrier-grade Ethernet services to rural and remote locations. By providing corporate customers robust connectivity that delivers real-time data transfer throughout their corporate ecosystem, WireIE is experiencing significant growth of its Transparent Ethernet Solutions® (TES) in rugged environments and is now expanding its opportunities to deliver Carrier-grade Ethernet to remote locations throughout Canada and the Americas. The company’s TES networks also serves government, financial, oil and gas, utilities and other enterprise markets by transporting data real-time over a high-availability, high-bandwidth, secure backbone with performance guarantees.

“Our team has a great deal of positive experience working with DragonWave, as the company has been our supplier since we first launched WireIE,” said Rob Barlow, President & CEO. “Our solution for bringing Carrier Ethernet to remote areas is unique because it demands equipment that can perform reliably in the harshest of outdoor conditions. Our extensive positive experience with DragonWave microwave equipment has allowed us to establish service level agreement contracts that commit us to high performance standards with our customers. This was a key factor in our decision to continue to partner with DragonWave for  high-capacity packet microwave radios as the foundation for delivering our services.”

DragonWave’s Horizon packet microwave solutions deliver new levels of capacity, spectral efficiency and reliability—all at the lowest total cost of ownership.  For all-outdoor requirements, the Horizon Compact+ delivers big performance in a small package by integrating the radio and modem into a single highly compact unit. The Horizon Quantum split-mount system delivers unparalleled capacity, while supporting multi-carrier operation, advanced synchronization and nodal intelligence, making it the most powerful packet microwave solution available today.

“WireIE is a loyal DragonWave customer and one who shares our commitment to deliver the world’s best solutions and services to customers through the utilization of packet microwave radios,” said Peter Allen, Dragonwave President & CEO. “I speak for the entire DragonWave team when I say we are proud to share in WireIE’s continued success and we look forward to many more years of collaboration and growth.”

About WireIE

WireIE is a network carrier providing Native Ethernet Solutions for business, enterprise and government. We focus on using cost-effective backhaul and access solutions using fibre and advanced digital radio. Our in-depth knowledge and expertise set us apart from more traditional companies. We’re global leaders, with offices in Canada, USA and The Caribbean. http://www.wireie.com/

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024